UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2015 Annual Meeting of Members

On December 18, 2015, China Information Technology, Inc. (the “Company”) held the 2015 Annual Meeting of Members (the “Annual Meeting”). Holders of the Company’s ordinary shares at the close of business on October 27, 2015 (the “Record Date”) were entitled to vote at the Annual Meeting. As of the Record Date, there were 37,812,267 outstanding ordinary shares entitled to vote. A total of 27,447,555 ordinary shares (72.59%), constituting a quorum, were represented in person or by valid proxies at the Annual Meeting.

The members voted on two proposals at the Annual Meeting. The proposals were described in detail in the notice and proxy statement relating to the Annual Meeting, which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 30, 2015.

Each proposal voted on at the Annual Meeting and listed below was approved in accordance with the Company’s Memorandum and Articles of Association:

1.

Election of five persons to the Board of Directors of the Company, each to serve until the next annual meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal; and

2.	Ratification of the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

Nasdaq Notification of Compliance

On December 22, 2015, the Company received notification from The Nasdaq Listing Qualifications department that the Company had regained compliance with the minimum bid price requirement set forth in the Nasdaq Stock Market Listing Rule 5450(a)(1) after maintaining a closing bid price equal to or in excess of $1.00 from November 27 to December 21, 2015. The Company issued a press release announcing the receipt of Nasdaq notification on December 23, 2015. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 23, 2015

China Information Technology, Inc.

/s/ Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Number	Description
99.1	Press Release, dated December 23, 2015